UNITED STAES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Triton Pacific Investment Corporation, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

10877 Wilshire Blvd., 12th Floor, Los Angeles CA 90024

Telephone Number (including area code): (310)943-1990

Name and address of agent for service of process:

Michael Carroll

10877 Wilshire Blvd., 12th Floor, Los Angeles CA 90024

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [x] NO [ ]

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.

[Signatures Appear on Following Pages]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Los Angeles and state of California on the 13th day of June 2011.

Triton Pacific Investment Corporation, Inc.

 By: /s/Craig J. Faggen

Craig J. Faggen

Attest: /s/Michael Carroll

Michael Carrol, CFO